HKN, Inc.

January 23, 2008

Jill S. Davis

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	HKN, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Response Letter Dated December 13, 2007
File No. 1-10262

 Dear Ms. Davis:

                This is in response to your comment letter of January 15, 2008 to Anna Williams, Chief Financial Officer of HKN, Inc. (the “Company”) with respect to the above-referenced filing.  On behalf of the Company, we have set forth below the comments in your letter of January 15, 2008 in italics with the Company’s responses to each.

Form 10-K for Fiscal Year Ended December 31, 2006

Financial Statements

Note 2 — Investment in Global, page 51

1.              We note your response to our prior comment number ten.  Please confirm if true, that you are unable to obtain U.S. GAAP adjusted net income amounts from Global Energy Development PLC on a semi-annual basis.

RESPONSE:  The Company is unable to obtain U.S. GAAP adjusted balance sheet and income statement amounts from Global Energy Development PLC’s (“Global”) publicly filed financial statement information.  Therefore, as evidenced by Supplement B in our response letter to you dated December 13, 2007, the Company formally requested Global to provide to us the additional financial information we would need to translate their financials into U.S. GAAP adjusted financials.  Global refused to provide the requested information, primarily due to restrictions arising under securities laws in the U.K. that Global asserted barred them from complying with our request.  Global further noted that their audit committee of the Global Board of Directors, composed entirely of independent directors, had determined to strictly enforce the restrictions imposed on Global regarding the dissemination of non-public information to any individual shareholder.  Thus, without the ability to obtain Global’s U.S. GAAP adjusted financial information, we must account for our investment in Global under the cost-basis method.

Controls and Procedures, page 82

2.              We note your response to our prior comment number 14.  We further note in your document that notice of Exxon’s conclusions regarding the joint interest audit was received on January 2, 2007.  Please further explain why you believe your disclosure controls and procedures were effective as of the end of the period covered by your annual report.

RESPONSE:  As indicated in Note 19 — Commitments and Contingencies in our Form 10-K for the year ended December 31, 2006, Exxon undertook their joint interest audit of our accounts related to the State Lease 14589 #2 well in the Lake Raccourci field during the month of December 2006.  During the course of this joint interest audit in December 2006, it became evident the Company had an unrecorded pay-out obligation attributable to a royalty owner for this specific well which was not properly documented and accounted for within the Company’s revenue and accounting system.  Exxon informally communicated the preliminary results of their joint venture audit during December 2006 prior to sending their formal letter on January 2, 2007.  Thus, during December 2006 but prior to December 31, 2006, the Company identified that we had a material weakness associated with this unrecorded pay-out obligation.

As indicated in Item 9A - Controls and Procedures in our Form 10-K for the year ended December 31, 2006, we had already undertaken and completed a legal and land related third-party analysis of several of our major oil and gas field interests, with the exception of Lake Raccourci, earlier in 2006.   So in December 2006 upon notification of Exxon’s preliminary joint venture results, we immediately engaged a third party firm to commence an additional similar comprehensive review of our remaining oil and gas operations agreements.  Based upon this remediation step implemented prior to December 31, 2006, the Company believes we had disclosure controls and procedures in place to provide reasonable assurance that the information required to be disclosed in our filings were recorded, processed, summarized and reported in order to allow timely decisions regarding required disclosures based on the definition of “disclosure controls and procedures” as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended.  Therefore, the Company concluded its disclosure controls and procedures were effective as of the end of the period covered by our annual report.

In addition to your comments included in your comment letter dated January 15, 2008, at your request, we also acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

		By:	/s/ Anna M. Williams
Senior Vice President — Finance and Chief Financial Officer

Cc:	Mr. Kevin Stertzel, Division of Corporate Finance
Bruce Hallett, Esq.
Elmer A. Johnston, Esq.